Exhibit 4.12

English Language Summary

Authorization Agreement for Radiofrequency Blocks Personal Mobile Service– Termo de Outorga de Autorização de Uso de Blocos de Radiofrequências Associadas ao Serviço Móvel Pessoal No. 517/2012/SPV-ANATEL

Parties:	Telefônica Brasil S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	October 16, 2012.

Expiration:	October 18, 2027.

Purpose:
Authorization to use blocks of radiofrequency associated with Personal Mobile Service and Multimedia Communications, without exclusivity, primarily in sub-bands 451MHz to 458 MHz and 461 MHz to 468 MHz.  This grant was pursuant to the award of Lot 3 of under the bid No. 004/2012/PVCP/SPV-ANATEL.

Area:	Areas identified by the Area Codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo.

Amount:	The grant amount for this authorization is established determined by the offer price for Lot 3 of the bid No. 004/2012/PVCP/SPV-ANATEL.

Renewal:
This license may be renewed only once, for 15 years. The amount due for the renewal will be payable every two years during the extension period for an amount corresponding to 2% (two percent) of the revenues of the Personal Mobile Service provider for the year preceding payment, net of taxes and social contributions. On the 15th year the provider must pay 1% of its revenue for the previous year.

Penalty:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.